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                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                           Crown Media Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228411104
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104


     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (BHCA), L.P.

          13-337-1826
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
                       ---------------------------------------------------------
                         5.   Sole                3,846,590 (includes Options to
                              Voting Power        purchase 9,970 shares)
  Number of Shares     ---------------------------------------------------------
  Beneficially           6.   Shared
  Owned by Each               Voting Power
  Reporting Person     ---------------------------------------------------------
  With:                  7.   Sole                3,846,590 (includes Options to
                              Dispositive Power   purchase 9,970 shares)
                       ---------------------------------------------------------
                         8.   Shared
                              Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned     3,846,590 (includes Options to
          by Each Reporting Person                purchase 9,970 shares)

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9)      5.2%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------


                               Page 2 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the vesting of Options to purchase 1,597 Shares of the Issuer's Common Stock as well as a change in the Controlling Persons of the Reporting Person.

ITEM 1.

          (A)  NAME OF ISSUER:

               Crown Media Holdings

          (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               6430 S. Fiddlers Green Circle
               Englewood, CO  80111

ITEM 2.

          (A)  NAME OF PERSON FILING:

               J.P. Morgan Partners (BHCA), L.P.

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (C)  CITIZENSHIP:

               Delaware

          (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock

          (E)  CUSIP NUMBER:

               228411104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP

          (A)  AMOUNT BENEFICIALLY OWNED:

               3,846,590 (includes Options to purchase 9,970 shares)

          (B)  PERCENT OF CLASS:

               5.2% (as of December 31, 2003)


                               Page 3 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104


          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    3,846,540 (includes Options to purchase 9,970 shares)

               (ii)   Not  applicable.

               (iii)  3,846,540 (includes Options to purchase 9,970 shares)

               (iv)   Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.  CERTIFICATION

               Not applicable


                               Page 4 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104


ITEM 11.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 12.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 13. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 14.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 15.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 16. CERTIFICATION

               Not applicable


                               Page 5 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2004

                                     J.P. MORGAN PARTNERS (BHCA), L.P.

                                     By: JPMP Master Fund Manager, L.P.,
                                         its general partner

                                     By: JPMP Capital Corp., its general partner


                                     By:  /s/ Jeffrey C. Walker
                                         ---------------------------------------
                                         Name:   Jeffrey C. Walker
                                         Title:  President


                               Page 6 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104


                                  EXHIBIT 2(A)

               This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund", whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

               JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 7 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104

                                                                      SCHEDULE A


                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

President                                     Jeffrey C. Walker*
Chief Investment Officer                      Arnold L. Chavkin*
Managing Director                             Dr. Dana Beth Ardi*
Managing Director                             Christopher C. Behrens*
Managing Director                             Julie Casella-Esposito*
Managing Director                             Rodney A. Ferguson*
Managing Director                             Cornell P. French*
Managing Director                             Michael R. Hannon*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Stephen P. Murray*
Managing Director                             Timothy Purcell*
Managing Director                             Faith Rosenfeld*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*


                                   DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*


---------------------------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 8 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104

                                                                      SCHEDULE B


                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman                                           David A. Coulter*
Vice Chairman                                           Thomas B. Ketchum*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management
  and Administration                                    Marc J. Shapiro*
Executive Officer                                       Donald H. McCree III*
Executive Vice President; Chief Financial Officer       Dina Dublon*
Executive Vice President; Head of Market
  Risk Management                                       Lesley Daniels Webster*
General Counsel                                         William H. McDavid*
Director of Human Resources                             John J. Farrell*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Controller                                              Joseph L. Scalfani*



---------------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                               Page 9 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.: 2228411104


                                   DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                 Former Chairman and Chief Executive Officer
                               TIAA-CREF
                               730 Third Avenue
                               25th Floor
                               New York, NY  10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
 Ellen V. Futter               President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------

---------------------------
(1)  Each of whom is a United States citizen.


                              Page 10 of 10 pages